UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

April 27, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Smith+Nephew to host expert surgeon insights event for investors in London

27 April 2026

Smith+Nephew (LSE: SN, NYSE: SNN), the global medical technology company, announces it will host an expert surgeon insights event for investors and financial analysts in London on 9 June 2026.

The event will feature renowned surgeons from leading US healthcare institutions discussing the key innovation platforms that are expected to drive the next phase of growth for Smith+Nephew as we deliver our RISE strategy. These include the REGENETEN◊ Bioinductive Implant, CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant and new TESSA◊ Spatial Surgery System in Sports Medicine, the PICO◊ single use Negative Pressure Wound Therapy System (sNPWT) in Advanced Wound Management, and the CORI Surgical System, AETOS◊ Shoulder System and new LANDMARK◊ Knee System in Orthopaedics.

The event will be hosted by Smith +Nephew's Chief Executive Officer Deepak Nath and Chief Financial Officer John Rogers, accompanied by members of the Executive Committee, and will include question-and-answer sessions with both the surgeons and Smith+Nephew leadership as well as product demonstrations. It will be held at the Institution of Engineering and Technology (IET), Savoy Place, London, WC2R 0BL from 8.30am to 12.45pm. Attendance requires pre-registration and investors and analysts should register via Smith+Nephew's website at https://www.smith-nephew.com/en/who-we-are/investors. Presentations will be made available via the website on the day.

The following surgeons are presenting:

●
Michael Ast, MD, is Chief of the Knee Service, Chief Medical Innovation Officer, and Director of Ambulatory Surgery Center Strategy at the Hospital for Special Surgery (HSS). Dr Ast specialises in hip and knee replacement surgery focusing on rapid-recovery, short-stay, and outpatient surgery. He is an expert in minimally invasive techniques and robotics. Dr Ast will discuss the trend of joint replacements transitioning to Ambulatory Surgery Centers (ASCs) and the unique ASC needs that must be addressed.
·
●
Ravi Bashyal, MD, FAAOS, Director of Outpatient Hip and Knee Replacement Surgery at NorthShore University in Chicago. Dr Bashyal specialises in robotic minimally invasive hip and knee replacement and was an early adopter of PICO◊ to manage the risk of surgical site complications (SSCs). He has published extensively on reducing SSCs. Dr Bashyal will talk about the impact of SSCs in orthopaedic surgery for the patient, surgeon, and system. He will also discuss how PICO has enabled him to manage the risk and improve patient outcomes, and his work to educate other surgeons on complication reduction, improving the standard of care.

●
Steven Haas, MD, orthopaedic surgeon at HSS and New York-Presbyterian Hospital in New York City. He is also Professor of Clinical Orthopaedic Surgery at Weill Cornell Medical College and currently serves as President of The Knee Society. Dr Haas chaired the Knee Service at HSS for 18 years. Dr Haas will discuss modern knee arthroplasty, the rise of robotic-assisted knee surgery and Smith+Nephew's new LANDMARK◊ Knee System

●
Christopher Klifto, MD, Associate Professor of Orthopaedic Surgery at Duke University School of Medicine. Dr Klifto specialises in shoulder joint replacement surgeries such as reverse total shoulder arthroplasty, anatomic shoulder arthroplasty and shoulder hemiarthroplasty. He will talk about recent trends and advances in shoulder surgery including the development of Smith+Nephew's AETOS◊ Shoulder System and CORI◊ Shoulder.

●
Anil Ranawat, MD, Chief of the Hip and Joint Preservation Division of the Sports Medicine Institute at HSS and Orthopaedic Surgeon for the New York Rangers. He is also the Medical Director for HSS NJ and PA Department. Dr Ranawat will talk about Smith+Nephew's comprehensive Sports Medicine product portfolio, including how he uses REGENETEN◊ and CARTIHEAL◊ to improve patient outcomes and the potential he sees for advanced enabling technologies, such as Spatial Surgery (including the TESSA◊ Spatial Surgery System), to shape the future of arthroscopic surgery.

Enquiries

Investors
Emily Heaven	+44 (0) 7811 919437
Craig Bijou	+1 (475) 850-8282
Smith+Nephew
Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on  X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 27, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

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